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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67357

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Dr., Ste. 120
(No. and Street)

San Diego   CA   92122
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
            Timothy G. Malott   858-587-9800
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – if individual, state last, first, middle name)

4180 La Jolla Village Dr, Ste. 300, La Jolla	CA	92037
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Timothy G. Malott_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ShP Securities, LLC_____ , as

of _____December 31_____ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California
County of _SAN DIEGO_
Subscribed and sworn to (or affirmed) before me
on this _28_ day of _February_, 20 _14_
by _TIMOTHY G. MALOTT_,
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.
Signature _____ (Seal)
NOTARY PUBLIC

Notary Public

_____ 02/28/2014
Signature

President/CEO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHP SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2013

SHP SECURITIES, LLC

Table of Contents



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

	CERTIFIED PUBLIC ACCOUNTANTS
4180 LA JOLLA VILLAGE DRIVE SUITE 300 LA JOLLA CALIFORNIA 92037	PHONE (858) 455-1200 FAX (858) 455-0898 WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT

To the Member of ShP Securities, LLC
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of ShP Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShP Securities, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information listed in the accompanying table of contents has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

La Jolla, California
February 26, 2014

2

SHP SECURITIES, LLC

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	18,253
Accounts receivable		75,111
Prepaid expense		1,200
Total assets	$	94,564

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's equity		94,564
Total liabilities and member's equity	$	94,564

See accompanying notes to financial statements
and independent auditors' report.

3

SHP SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2013

Revenue:		
Success and retainer fees	$	610,145
Expenses:		
Project related costs and referral fees		608,273
Occupancy		64,800
Professional fees		5,696
Other operating expenses		78,406
Total expenses		757,175
Net loss	$	(147,030)

SHP SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Balance at December 31, 2012	$	241,594
Net loss		(147,030)
Balance at December 31, 2013	$	94,564

See accompanying notes to financial statements
and independent auditors' report.

5

SHP SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:
Net loss $ (147,030)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Changes in operating assets and liabilities:

Accounts receivable	26,389
Prepaid expense	(1,200)
Accounts payable	(103)
Net cash used in operating activities	(121,944)
Net decrease in cash	(121,944)

Cash at beginning of year 140,197

Cash at end of year $ 18,253

Supplemental disclosure of cash flow information:
Cash paid for:
LLC fees and franchise taxes $ 3,300

ShP SECURITIES, LLC

Notes to Financial Statements
December 31, 2013

NOTE 1.   NATURE OF OPERATIONS

ShP Securities, LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities. The Company is a wholly owned subsidiary of Shoreline Partners, LLC (the "Parent").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Success fees are recognized as earned and retainer fees are recognized as services are performed.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

SHP SECURITIES, LLC

Notes to Financial Statements
December 31, 2013

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($0 at December 31, 2013), whichever is higher. At December 31, 2013, the Company's net capital was $18,253, which is in excess of the required minimum net capital. Also, at December 31, 2013, the Company had no aggregate indebtedness.

NOTE 4. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parent whereby the Company pays the Parent for use of office space and general office services. During the year ended December 31, 2013, the Company incurred $132,000 of expenses which is included in various expense accounts in the statement of operations.

The Company pays its Parent for consulting services. During the year ended December 31, 2013, the Company incurred $520,300 of consulting expenses for services provided by its Parent; this amount is included in project related costs and referral fees in the statement of operations.

NOTE 6. ACCOUNTS RECEIVABLE AND REVENUE CONCENTRATION

Included in accounts receivable are commissions receivable from a 2012 transaction in which the balance due is $70,111 as of December 31, 2013. The commission receivable is due in annual installments of $24,375 through 2016. The Company received the 2013 scheduled payment. If certain contingencies are met, the Company could receive an additional $15,000. This amount has not been recorded in the accompanying financial statements.

During 2013, two customers accounted for 35% and 10% of revenue, respectively.

SUPPLEMENTARY INFORMATION

SHP SECURITIES, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

NET CAPITAL

Total member's equity	$	94,564
Less non-allowable assets:		
Accounts receivable		(75,111)
Prepaid expense		(1,200)
Net capital	$	18,253

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	13,253
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.0%

SHP SECURITIES, LLC

Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net capital as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	18,253
Adjustment		-
Net capital as reported on the Company's FOCUS report	$	18,253
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	-
Adjustment		-
Aggregate indebtedness as reported on the Company's FOCUS report	$	-

ShP SECURITIES, LLC

Schedule III – Computation for Reserve Requirements Pursuant to Rule 15c3-3
 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ShP Securities, LLC

Schedule IV – Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

Information relating to possession or control requirements is not applicable to ShP Securities, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(i).



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

CERTIFIED
PUBLIC
ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of ShP Securities, LLC
San Diego, California

In planning and performing our audit of the financial statements of ShP Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Zoffer, Mour & Engelberg, LLP

La Jolla, California
February 26, 2014

SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

CERTIFIED PUBLIC ACCOUNTANTS

4180	PHONE
LA JOLLA VILLAGE DRIVE	(858) 455-1200
SUITE 300	FAX
LA JOLLA	(858) 455-0898
CALIFORNIA	WEB SITE
92037	www.llme.com

An Independent Member of
B K R International

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of ShP Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] of ShP Securities, LLC (the "Company") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting none;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 26, 2014

SHP SECURITIES, LLC

**Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation
For the Year Ended December 31, 2013**

	Amount
Total assessment	$ -
SIPC-6 general assessment	-
SIPC-7 general assessment	-
Total assessment balance	$ -